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                      Qiao Xing Universal Telephone, Inc.


For Immediate Release


For further information

Ms. Amanda J.H. Ma                                       Tel: 86-752-280-8188
Mr. Martin Y.F. Wai                                      Tel: 852-2521-3328
Qiao Xing Universal Telephone, Inc.                      Fax: 86-752-280-3101
http:\\www.qiaoxing.com
E-mail: qxxiao@pub.huizhou.gd.cn


                      Qiao Xing Universal Telephone, Inc.
        Announces Record Net Income For the Year Ended December 31, 1998


China, May 12, 1999 -- Qiao Xing Universal Telephone, Inc. (NASDAQ/NMS: XING) announced today the audited consolidated results of the Company and its subsidiaries (the "Group" or "Qiao Xing") for the year ended December 31, 1998. At the same time, the Group provided a review of its operations and developments.

Net income for the year ended December 31, 1998 was US$5,708,000, representing an increase of 14.7% from US$4,977,000 for the year ended December 31, 1997. Earnings per common share was US$0.720, as compared to US$0.656 for fiscal 1997, representing an increase of 9.8%.

Net sales revenue of US$44,295,000 for the year ended December 31, 1998 compared to US$48,336,000 for fiscal 1997, representing a decrease of US$4,041,000 or 8.4%.

Gross Profit for the year ended December 31, 1998 was US$13,868,000, a 15.6% increase over the gross profit for the year ended December 31, 1997. Gross profit margin increased from 24.8% in 1997 to 31.3% in 1998.

Weighted average number of shares outstanding increased from 7,595,000 in 1997 to 7,936,000 in 1998. Total shareholders' equity increased by US$6,405,000 or 47.8% to US$19,804,000.

The increase in gross profit and net income were primarily attributable to the Group's alteration of its sales mix towards the newly introduced special function corded telephone which carried a higher profit margin. The special function corded telephones represented 25.9% of net sales revenue in 1998 as compared to 2.7% of net sales revenue in 1997. Mr. R.L. Wu, President of Qiao Xing said, "Qiao Xing has adopted the strategy of moving to higher end markets for phones with special functions. This will reduce competition and lead to higher profit margin."

Despite the economic crisis in Southeast Asia which weakened purchase power in China, the Group's well-devised marketing strategies, comprehensive distribution network and established brand name in the market minimized the impact of the economic crisis to the Group. According to the statistical report released by the Trade and Foreign Economy Statistics Division of National Statistic Bureau, the Qiao Xing brand telephone ranked second by its sales volume in China in 1997 and 1998.
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During the year, the Group continues to seek new growth opportunities through product innovation. The Group introduced more than 50 new models of telephone to the market , and the new products brought net sales revenue of approximately US$16,969,000 to the Group in 1998.

The Officials of the Ministry of Posts and Telecommunications and the Ministry of Electronics Industry predicted that land-line telephone installation will grow to 123 million sets in 2000. In other words, there will be over 50 million telephone sets in demand between 1998 and 2000, not including the replacement of old telephone models. Management believe that such industrial trend may benefit the growth of the Group's revenue in the coming years. In addition, the Group begins to place emphasis on sales in overseas market, with aim of enhancing its global market share.

The Group will continue to invest in research and development and increase manufacturing capacity with the objective of becoming the largest telephone manufacturer in PRC. The Board of Directors is confident that the Group, with the successful completion of the initial public offering in February 1999, will achieve favourable returns in the coming years. Mr. Wu said, "we will continue with the strategy of being the market leader in the telephone industry in China. Qiao Xing brand name is always remembered as a name of quality."

The Group is principally engaged in the manufacturing and sales of telecommunication terminals and equipment, including corded and cordless telephone sets, in China. Qiao Xing currently produces 165 corded models and 25 cordless models. The Group's annual production capacity of telephone sets has increased from 0.3 million to an estimated 4.5 million within the last six years, and the Group has an extensive nationwide sales network that comprises over 1,000 retail outlets in China. Qiao Xing is also the first telephone manufacturer in China to receive the ISO 9001 Accreditation.

The functional currency of the Group is Renminbi. The amounts reflected in United States dollars (``US$'') in this announcement are translations from Renminbi into US$ for the convenience of readers, and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 1998 of US$1.00 = RMB8.28.

This Press Release contains "forward-looking statements" regarding to future revenues and operating information and their impact on future results. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those expressed in any forward-looking statements made by or on behalf of the Group. These risks and uncertainties include, but and not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.